SUPPL

FANCAMP EXPLORATION LTD.

RECEIVED

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

2007 NOV -7 A 2:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027840

File No. 82-3929

NEWS RELEASE

FANCAMP EXPLORATION – ACQUIRES "MAGPIE" INTEREST

October 29, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that it has acquired, by staking (together with a 50% partner) a 50% interest in the well known Magpie titaniferous magnetite deposits located on Quebec's North Shore, some 80 miles north of the coast, near Longue Pointe de Mingan.

It was reported by Marcel Vallee and Raymond Raby of SOQUEM in CIM Transactions Vol. LXXIV, pages 264-271, 1971, that these deposits contain more than one billion tons of titaniferous magnetite grading 43% Fe, 10.5% $Ti0_2$ and 1.6% Cr with minor values of vanadium. This estimate is historical in nature and therefore should not be relied upon. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources and the Company does not consider these historical estimates as current.

The Magpie deposits outcrop as a series of en echelon ridges in a corridor some 4.5 miles long and 2,000 feet wide. The ridges stand up to 800 feet above the surrounding country, lending themselves to low cost mining methods.

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 11/8

END